ROI Acquisition Corp.
9 West 57th Street
New York, New York 10019
Tel: (212) 825-0400

February 13, 2012

Via E-mail
Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	ROI Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 19, 2011
File No. 333-177340

Dear Mr. Spirgel:

On behalf of ROI Acquisition Corp. (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated December 29, 2011 relating to the above-captioned Amendment No. 2 to Registration Statement on Form S-1.  Captions and page references herein correspond to those set forth in the Registration Statement as amended by Amendment No. 2 thereto, unless otherwise specified.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Permitted purchases of public shares by us prior to consummation…, page 16

1.
We note your responses to comments 6 and 11 in our letter dated December 5, 2011. Please tell us when you will decide whether you will rely on a Rule 10b5-1 plan to repurchase your common stock in open market transactions. Please note that for any Rule 10b5-1 plan in place, whether with respect to you or your sponsor’s repurchase activity, Rule 14e-5 requires the plan to end upon your announcement of the initial business combination. Revise your disclosure accordingly.

In response to the Staff’s comment, we have revised the disclosure on pages 19 and 70 to include the requested information.

On behalf of the Company, we hereby acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Thomas J. Baldwin Thomas J. Baldwin Chairman and Chief Executive Officer

cc:	Christopher S. Auguste, Esq.
Brandon Cody, Esq.
Kramer Levin Naftalis & Frankel LLP